FORM U-3A-2


File No.  69-340

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

Statement by Holding Company Claiming Exemption
Under Rule U-2 from Provisions of the Public Utility
Holding Company Act of 1935


To be filed annually prior to March 1

NIPSCO Industries, Inc.
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest. Information below is as of December 31, 1998.

                                   State of
  Name of Company                Organization         Location          Nature of Business
======================           =============    =================    =====================

NIPSCO Industries, Inc.          Indiana          Merrillville,        Holding company
                                                  Indiana

NIPSCO Industries                Indiana          Merrillville,        Management services
 Management Services                              Indiana
 Company

Hamilton Harbour                 Indiana          Merrillville,        Captive insurance
 Insurance Services, Ltd.                         Indiana              program

NI Telecomm, Inc.(7)             Indiana          Merrillville,        Inactive
                                                  Indiana

Crossroads Pipeline              Indiana          Merrillville,        Interstate gas
 Company (7)                                      Indiana              transmission

NIPSCO Capital Markets,          Indiana          Hammond,             Funding agent for
 Inc.                                             Indiana              all subsidiaries
                                                                       other than Northern
                                                                       Indiana Public Service
                                                                       Company

NEM Acquisition                  Indiana          Merrillville,        Holding company
 Corporation (7)                                  Indiana

IWC Resources                    Indiana          Indianapolis,        Holding company
 Corporation                                      Indiana

Indianapolis Water               Indiana          Indianapolis,        Water company
 Company (1)                                      Indiana

Harbour Water                    Indiana          Indianapolis,        Water company
 Corporation (1)                                  Indiana

Liberty Water                    Indiana          Indianapolis,        Water company
 Corporation (1)                                  Indiana

Utility Data                     Indiana          Indianapolis,        Provides customer
 Corporation (1)                                  Indiana              billing and data
                                                                       processing services

IWC Services, Inc.               Indiana          Indianapolis,        Majority partner
 (1)                                              Indiana              in wastewater
                                                                       treatment
                                                                       facilities

White River                      Indiana          Indianapolis,        Operator of waste-
 Environmental                                    Indiana              water treatment
 Partnership (2)                                                       plants

Waterway Holdings, Inc.          Indiana          Indianapolis,        Real-estate
 (1)                                              Indiana              development

SM&P Utility Resources,          Indiana          Indianapolis,        Provides utility
 Inc. (1)                                         Indiana              locate and
                                                                       marking services

Miller Pipeline                  Indiana          Indianapolis,        Pipeline
 Corporation (1)                                  Indiana              construction

Primary Energy, Inc.             Indiana          Merrillville         Arranges energy-
                                                  Indiana              related projects

Harbor Coal Company (3)          Indiana          Merrillville         Coal pulverization
                                                  Indiana              project company

Lakeside Energy                  Indiana          Merrillville,        Electric generator
 Corporation (3)                                  Indiana              project company

North Lake Energy                Indiana          Merrillville,        Electric generation
 Corporation (3)                                  Indiana              project company

Portside Energy                  Indiana          Merrillville,        Power generation
 Corporation (3)                                  Indiana              project company

Cokenergy, Inc. (3)              Indiana          Merrillville,        Power generation
                                                  Indiana              project company

Ironside Energy                  Indiana          Merrillville,        Power generation
 Corporation (3)                                  Indiana              project company

Oilside Energy                   Indiana          Merrillville,        Power generation
 Corporation (3)                                  Indiana              project company

Northern Indiana Public          Indiana          Hammond,             Electric and
 Service Company                                  Indiana              gas utility

NIPSCO Exploration               Indiana          Hammond,             Gas exploration
 Company, Inc. (4)                                Indiana              investment in
                                                                       off-shore Gulf of
                                                                       Mexico oil and
                                                                       gas leases

Shore Line Shops,                Indiana          Hammond,             Real estate
 Inc. (4)                                         Indiana              purchase and sale
                                                                       of transferred
                                                                       employees
                                                                       residences

NI Energy Services,              Indiana          Merrillville,        Holding company for
 Inc.                                             Indiana              energy-related
                                                                       diversified
                                                                       projects and
                                                                       subsidiaries

Market Hub Partners,             Delaware         Wilmington,          General partner of
 Inc. (6)                                         Delaware             Market Hub Partners, L.P.

Market Hub Partners,             Delaware         Lansdowne,           Natural gas
 L.P. (5)(24)                                     Virginia             storage

Inventory Management and         Texas            Houston,             Energy risk
 Distribution Company,                            Texas                management
 L.L.C. (6)                                                            and gas storage
                                                                       optimization

NIPSCO Fuel Company,             Indiana          Merrillville,        Investments in
 Inc. (7)                                         Indiana              gas and oil
                                                                       ventures

Bristol Resources                Delaware         Tulsa,               Oil and gas
 Production Company,                              Oklahoma             exploration
 L.L.C. (8)                                                            and production

NFCO Acquisition Company         Texas            Dallas,              Investment in
 (9)                                              Texas                gas and oil
                                                                       properties

NI-TEX, Inc. (7)                 Indiana          Merrillville,        Gas supply and
                                                  Indiana              transportation

NI-TEX Gas Services,             Delaware         Dallas,              Gas storage
 Inc. (7)                                         Texas

Laredo Nueces Pipeline           Texas            Dallas,              Intrastate gas
 Company (21)                                      Texas                pipeline company

Midtex Gas Storage               Texas            Matagorda            Gas storage and
 Company, L.L.P. (22)                             County, Texas        intrastate pipeline
                                                                       company

NESI Energy Marketing,           Indiana          Merrillville,        Marketing of natural
 L.L.C. (10) (11)                                 Indiana              gas energy and
                                                                       energy services

Green Fuels, Inc. (7)            Indiana          Merrillville,        Alternative
                                                  Indiana              fuels

NI Energy Services               Indiana          Merrillville,        Gas Pipeline
 Transportation, Inc. (7)                         Indiana

NESI Power Marketing,            Indiana          Merrillville,        Electric
 Inc. (7)                                         Indiana              brokering

NESI Integrated Energy           Indiana          Merrillville,        Retail gas
 Resources, Inc. (7)                              Indiana              marketing

NESI Solutions,                  Indiana          Merrillville,        Energy consulting
 Inc. (7)                                         Indiana              commercial lighting

NIPSCO Energy Services           Alberta          Calgary,             Holding company
 Canada Ltd. (7)                                  Alberta              for subsidiaries

NESI Canadian Holdings,          Indiana          Merrillville,        Holding company for
 Inc. (7)                                         Indiana              energy-related
                                                                       diversified projects
                                                                       and subsidiaries

NI Canada ULC (23)               Nova Scotia      Calgary,             Investment in gas
                                                  Alberta              and oil properties

NI Energy Services               Indiana          Merrillville,        Gas Pipeline
 Development Corporation (7)                      Indiana

Portland Natural Gas             Maine            Portsmouth,          Gas Pipeline
 Transmission System (26)                         New Hampshire

Canor Energy Ltd. (25)           Alberta          Calgary,             Development and
                                                  Alberta              investment in gas
                                                                       and oil properties
                                                                       in western Canada

NESI Energy Marketing            Alberta          Calgary,             Inactive
 Canada, Ltd. (12)                                Alberta              (In bankruptcy)

NIPSCO Development               Indiana          Merrillville,        Holding company
 Company, Inc.                                    Indiana              (including real
                                                                       estate development
                                                                       investments)

Analytic Systems                 Indiana          Hobart,              Fluid filtration
 Laboratories, Inc. (13)                          Indiana              systems

Protonics Research, Inc.         Indiana          Merrillville,        Energy research
 (13)                                             Indiana              and development

International Polymer            Indiana          Merrillville,        Inactive
 Corporation (14)                                 Indiana

JOF Transportation               Indiana          Merrillville,        Rail freight
 Company (14)                                     Indiana              venture

KOGAF Enterprises, Inc.          Indiana          Kokomo,              Real estate
 (14)                                             Indiana              investments

Lake Erie Land Company           Indiana          Merrillville,        Development
 Inc. (14)                                        Indiana              of commercial
                                                                       and residential
                                                                       real estate

SCC Services, Inc. (15)          Indiana          Merrillville,        Operation of
                                                  Indiana              golf course

N Squared Aviation,              Delaware         Griffith,            Aircraft
 LLC (16)                                         Indiana              leasing

NDC Douglas Properties,          Indiana          Merrillville,        Affordable
 Inc. (14)                                        Indiana              housing projects


NIPSCO International             Indiana          Merrillville,        Inactive
 Power Systems Company (14)                       Indiana

NIPSCO Security Services,        Indiana          Merrillville,        Security services
 Inc. (7)                                         Indiana

Customer Information             Indiana          Merrillville,        Consulting services
 Services, Inc. (14)                              Indiana              for customer
                                                                       information systems

Cardinal Property                Indiana          Merrillville,        Building and
 Management, Inc. (14)                            Indiana              property
                                                                       management

Progeni, Inc.                    Illinois         Chicago,             Energy product
 (14)                                             Illinois             development

Sun Power                        California       Sunnyvale,           Silicon-based
 Corporation (20)                                 California           semiconductor
                                                                       products

Kokomo Gas and Fuel              Indiana          Kokomo,              Gas utility
 Company                                          Indiana

KGF Trading                      Indiana          Kokomo,              Gas brokering
 Company (19)                                     Indiana

Northern Indiana Fuel and        Indiana          Auburn,              Gas utility
 Light Company, Inc.                              Indiana

Northern Indiana Trading         Indiana          Auburn,              Gas brokering
 Company (18)                                     Indiana

     (1)   Wholly-owned subsidiary of IWC Resources Corporation.
     (2)   Majority-owned interest of IWC Services, Inc.
     (3)   Wholly-owned subsidiary of Primary Energy, Inc.
     (4)   Wholly-owned subsidiary of Northern Indiana Public Service Company.
     (5)   Minority-owned partnership of NI Energy Services, Inc.
     (6)   Minority-owned interest of NI Energy Services, Inc.
     (7)   Wholly-owned subsidiary of NI Energy Services, Inc.
     (8)   Majority-owned interest of NIPSCO Fuel Company, Inc.
     (9)   Wholly-owned subsidiary of NIPSCO Fuel Company, Inc.
     (10)  Majority-owned interest of NI Energy Services, Inc.
     (11)  Minority-owned interest of NEM Acquisition Corporation.
     (12)  Majority-owned subsidiary of NIPSCO Energy Services Canada Ltd.
     (13)  Majority-owned subsidiary of NIPSCO Development Company, Inc.
     (14)  Wholly-owned subsidiary of NIPSCO Development Company, Inc.
     (15)  Wholly-owned subsidiary of Lake Erie Land Company.
     (16)  Minority-owned interest of NIPSCO Development Company, Inc.
     (17)  Wholly-owned subsidiary of Customer Information Services, Inc.
     (18)  Wholly-owned subsidiary of Northern  Indiana Fuel and Light Company, Inc.
     (19)  Wholly-owned subsidiary of Kokomo Gas and Fuel  Company.
     (20)  Minority-owned interest of NIPSCO Development Company, Inc.
     (21)  50% owned interest of NI-TEX, Inc.
     (22)  Minority-owned interest of NI-TEX Gas Services, Inc.
     (23)  Wholly-owned subsidiary of NESI Canadian Holdings, Inc.
     (24)  Minority-owned interest of Market Hub Partners, Inc.
     (25)  Minority-owned interest of NI Canada ULC.
     (26)  Minority-owned interest of NI Energy Services Development Corporation.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The claimant, NIPSCO Industries, Inc. (Industries), owns no physical properties. All the physical properties of Northern Indiana Public Service Company (Northern Indiana), Kokomo Gas and Fuel Company (Kokomo Gas) and Northern Indiana Fuel and Light Company, Inc. (NIFL) are located in the State of Indiana. Crossroads Pipeline Company (Crossroads) owns a 202-mile natural gas interstate pipeline running from Northwest Indiana to Cygnet, Ohio.

Northern Indiana Public Service Company. Northern Indiana is a public utility operating company engaged in supplying natural gas and electrical energy to the public. It operates in 30 counties in the northern part of Indiana, serving an area of about 12,000 square miles with a population of approximately 2.2 million. Northern Indiana, at December 31, 1998, served approximately 671,200 customers with gas and approximately 421,000 with electricity.

ELECTRIC. Northern Indiana owns and operates four electric generating stations using fossil fuels with net capability of 3,179,000 kilowatts (kw), two hydroelectric generating plants with rated net capabilities of 10,000 kw, four gas fired combustion turbine generating units with net capabilities of 203,000 kw, for a total system capacity of 3,392,000 kw. All of Northern Indiana's generating units are located in Northwest Indiana.

Northern Indiana has 291 substations with an aggregate transformer capacity of 23,131,300 KVA. Its transmission system with voltages from 34,500 to 345,000 consists of approximately 3,058 circuit miles of line. The electric distribution system extends into 21 counties and consists of approximately 7,814 circuit miles of overhead and approximately 1,497 cable miles of underground primary distribution lines operating at various voltages from 2,400 to 12,500 volts.

GAS. In 1998, all of the gas supplied by Northern Indiana was transported by ANR Pipeline Company (ANR), Crossroads, Midwestern Gas Transmission Company (Midwestern), Natural Gas Pipeline Company of America (Natural), Panhandle Eastern Pipe Line Company (Panhandle), Tennessee Gas Pipeline Company (Tennessee), and Trunkline Gas Company (Trunkline). Approximately 84% of Northern Indiana's 1998 gas supply was purchased on the spot market, generally on less than 30-day agreements.

The transportation rates of Crossroads, and the transportation and storage rates of ANR, Midwestern, Natural, Panhandle, Tennessee, and Trunkline to Northern Indiana are subject to change in accordance with rate proceedings filed with the Federal Energy Regulatory Commission (FERC).

Northern Indiana has in operation an underground gas storage field at Royal Center, Indiana, which currently has a storage capacity of 6.75 billion cubic foot (Bcf).

In addition, Northern Indiana has several gas storage service agreements which make possible the withdrawal of substantial quantities of gas from other storage facilities. All of the storage agreements have limitations on the daily withdrawal volumes and the timing thereof.

Northern Indiana has a liquefied natural gas plant in La Porte County, Indiana, which is designed for peak shaving and has the following capacities: maximum storage of 4.0 Bcf; maximum liquefaction rate (gas to liquid), 20,000 Mcf per day; maximum vaporization rate (output to distribution system), 300,000 Mcf per day. Northern Indiana has approximately 13,586 miles of gas mains.

OTHER PROPERTIES. The physical properties of Northern Indiana are located in the state of Indiana.

Kokomo Gas and Fuel Company. Kokomo Gas is a public utility operating company which provides natural gas and natural gas transportation services to approximately 33,800 customers at December 31, 1998. Kokomo's service territories include all of Howard County, and parts of Carroll, Cass, Clinton, Miami, and Tipton Counties in Indiana. Kokomo's service area has a population in excess of 100,000 people and includes 23 cities, towns, and communities.

Kokomo Gas purchased gas on the spot market from NESI Energy Marketing L.L.C., subsidiary of NIPSCO Energy Services, Inc., to satisfy all of its system requirements in 1998.

Kokomo Gas has a liquefied natural gas plant in Howard County which has the following capacities: maximum storage of 400,000 Mcf; maximum liquefaction rate (gas to liquid), 2,850 Mcf per day; maximum vaporization rate (output to distribution system), 30,000 Mcf per day. Kokomo Gas also has a gas holder with a storage capacity of 12,000 Mcf. Kokomo Gas has approximately 760 miles of gas mains.

Northern Indiana Fuel and Light Company, Inc. NIFL is a public utility operating company which provides natural gas and natural gas transportation services to approximately 34,400 customers at December 31, 1998. NIFL's service territories include all of DeKalb and Steuben, and parts of Allen, LaGrange, and Noble Counties in Indiana. NIFL's service area has a population in excess of 66,700 people and includes 22 cities, towns, and communities.

NIFL purchased gas from NESI Energy Marketing L.L.C., to satisfy all of its system requirements in 1998. NIFL has approximately 830 miles of gas mains.

Crossroads   Pipeline  Company.   Crossroads   Pipeline  Company  is  a  20-inch
interstate, natural gas pipeline that extends from near the Illinois-Indiana state line east 202 miles to Cygnet, Ohio.

3. The following information for the year 1998 with respect to claimant and each of its subsidiary public utility companies:

    (a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

                                         Total Electric     Retail Gas
                                             Sales          Distributed
       Company                               (kwh)             (Mcf)
    ===============================     ===============    =============
    Northern Indiana Public Service
     Company                             17,061,977,350      288,579,855
    Kokomo Gas and Fuel Company                    NONE        7,402,631
    Northern Indiana Fuel and Light
     Company, Inc.                                 NONE        7,361,722

    (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                 NONE.

    (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                          Electric Sales      Gas Sales
       Company                                (kwh)             (Mcf)
    ===============================       ==============    =============
    Northern Indiana Public Service
     Company                               1,898,910,000      9,629,327
    Kokomo Gas and Fuel Company                   NONE            NONE
    Northern Indiana Fuel and Light
     Company, Inc.                                NONE            NONE

    (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                          Electric
                                          Purchases       Gas Purchases
       Company                              (kwh)             (Mcf)
   ===============================     ===============    =============
    Northern Indiana Public Service
     Company                               900,662,000     100,922,473
    Kokomo Gas and Fuel Company                   NONE         NONE
    Northern Indiana Fuel and Light
     Company, Inc.                                NONE         NONE

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         Retyred 99 Ltd. ("Retyred") (formerly Elm Energy and Recycling (UK)Ltd. ("Elm Energy")), was an exempt wholesale generator, it was a whole tires-to-energy facility whose registered address is Retyred 99 Ltd., c/o Eileen Parks, 22 Tyningham Avenue, Tettenhall, Wolverhampton WV69PW, England. The facility incinerated waste tires, raised steam and generated electricity for export to the grid. As of December 31, 1998, Retyred sold the facility.

    (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         Development holds a 79% equity ownership position in Retyred.

    (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         Industries invested $23,121,000 for Ordinary Shares of Retyred in-directly through Development. Industries has provided no guarantees nor is there any debt having recourse to Industries.

    (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

            Retyred '99 Ltd.
                  1998                                (In thousands)
    =====================================             ============
    Capitalization at December 31, 1998:
    Shareholders' equity                                $  2,247
    Long-term debt                                             0
                                                        --------
     Total                                              $  2,247
                                                         =======
    Net (loss)                                          $  2,411
                                                         =======

    (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Pursuant to the Engineering Services Agreement dated June 22, 1994 between Retyred and Development, Development has agreed to provide personnel to supervise the engineering operations and planning related to the Whole Tyre Recycling Facility at Wolverhampton. Development is to be paid 250,000 pounds sterling yearly for these services with invoicing quarterly in arrears. During 1998, Development earned $412,050 for these services. With the sale of the facility in December 1998, the agreement was terminated.